 FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of Dec. 2007

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	Quarterly Earnings Report published February 8, 2008 (English)	3

Banco Santander Chile Announces Full-year and Fourth Quarter 2007 Earnings

•
In 4Q 2007 net income increased 16.3% YoY, totaling Ch$70,775 million (Ch$0.38 per share and US$0.79/ADR). Compared to 3Q 2007, net income was down 16.9% mainly as a result of lower inflation and trading gains.

•	High quality of earnings. Core revenues up 50.8% YoY in 4Q 2007:

•	Net interest income increases 59.9% YoY. Net interest margin reaches 5.9% as the better asset and liability mix and higher inflation enhances margins.

•	Fee income up 20.7% YoY driven by rise in client base and product usage.

•	Net operating income up 59.7% YoY in 4Q 2007. These results were partially offset by lower non-operating results in the quarter.

•
Solid growth of client base and distribution network. The total number of clients increased 14.1% YoY to 2.8 million. Market share in checking accounts reached 27.9%, increasing 80 basis points in the past 12 months.

•	Total loans increased 5.2% QoQ and 14.3% YoY. Loan growth accelerated to its fastest pace in 2007 in the 4Q 2007.

•
Customer funds increased 5.2% QoQ and 17.2% YoY. Time deposits increased 8.5% QoQ, reflecting the high liquidity of the Chilean deposit market. The balance of non-interest bearing liabilities increased 10.4% QoQ and 18.1% YoY.

•
The Bank’s local and foreign deposit rating were upgraded in 4Q 2007. Standard & Poor’s increased the Bank’s foreign currency rating from A to A+. The Bank’s local peso deposit ratings were increased to AAA by Feller Rate. We are the highest rated company in Latin America.

•
Net income increased 8.1% in 2007 and totaled Ch$308,647 million (Ch$1.64/share and US$3.43/ADR). Growth was led by a 28.1% increase in core revenues, reflecting the Bank’s effort on increasing its recurring profitability. The Bank’s ROAE in this period reached 23.5%. The efficiency ratio improved to a new record low of 36.5% in 2007.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Santiago, Chile, February 7, 2008. Banco Santander Chile (NYSE: SAN; SSE: Bsantander) announced today its unaudited results for the fourth quarter and full-year 2007. These results are reported on a consolidated basis in accordance with Chilean GAAP 1, 2 in nominal Chilean pesos.

In 4Q 07, net income totaled Ch$70,775 million (Ch$0.38 per share and US$0.79/ADR), increasing 16.3% YoY. Core revenues (net interest income and fees) increased 50.8% YoY and net operating income increased 59.7% YoY as a consequence of strong results in the retail banking business. These solid results reflect the Bank’s continued focus on increasing the quality of its earnings and maximizing recurrent earnings growth. Net interest income (including the results of inflation hedging) increased 0.3% QoQ and 59.9% YoY. In 4Q 2007, the adjusted net interest margin reached 5.9%, increasing 180 basis points YoY driven by the positive evolution of the asset and liability mix and a higher quarterly inflation. Net fee income increased 2.4% QoQ and 20.7% YoY in 4Q 2007. Fee income continues to be driven by the expansion of the Bank’s client base, improvements in cross-selling and greater product usage. Compared to 3Q 2006, net income decreased 16.9% mainly as a result of the fall in quarterly inflation and lower trading gains.

Strong growth of core revenues
(Core revenues*, Ch$ million)

* Core revenues: Net interest income adjusted for inflation hedging + fees

In the quarter, loan growth expanded at its fastest pace in 2007. Total loans increased 5.2% QoQ (+20.8% on an annualized basis) and 14.3% YoY. Consumer loans expanded 4.6% QoQ (18.4% on an annualized basis) and 12.9% YoY. Market share in consumer lending increased 17 basis points between September and December 2007, reaching 26.3%. Residential mortgage lending increased 4.5% QoQ (18.0% on an annualized basis) and 18.5% YoY. Commercial loans increased 7.5% QoQ and 15.1% YoY led by an increase in lending to all company business segments as spreads improved across the board in these business segments.
1  Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Chile involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank's control. Accordingly, the Bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

2  The exchange rate used for translating Ch$ to US$ was Ch$495.82 per US$ dollar. All figures presented are in nominal terms. Historical figures are not adjusted by inflation.

Total customer funds increased 5.2% QoQ and 17.2% YoY. In the quarter, the Bank’s local peso deposit ratings were increased to AAA, the only Bank with this rating in Chile. At the same time, the Bank’s foreign long-term ratings were increased to A+ by Standard & Poor’s in the quarter, along with Chile’s sovereign ratings. We view this as a positive event that reflects the stability of Chile’s economy, the strength of the local financial system and the strong market position of Santander Chile. The Bank has the best risk ratings for any issuer in Latin America.

In 4Q 2007, the Bank’s net provisions expenses increased 19.2% QoQ and 38.8% YoY. This rise was mainly due to an increase in net provision expense in retail banking, in line with loan growth in this business segment. The rise in provision expense was also due, in part, to a one-time provision expense of Ch$3,918 million recognized in the quarter as a result of the implementation of a more conservative credit model for consumer lending. The Bank finished 2007 with a coverage ratio of past due loans of 199.5%.

In 4Q 2007, the efficiency ratio reached 37.7% compared to 46.5% in 4Q 2006. In the same period, operating expenses increased 4.0% QoQ and 5.8% YoY. Personnel expenses increased 8.5% QoQ and 3.3% YoY in the same period. Average headcount increased 16.6% in 2007 YoY. This rise is mainly focused in front office positions as the Bank expands its distribution network. Administrative expense remained controlled in the quarter despite the acceleration of commercial activity in the quarter. Administrative expenses fell 2.1% QoQ and increased 3.4% YoY in 4Q 2007.

Net income increased 8.1% in 2007 and totaled Ch$308,647 million (Ch$1.64/share and US$3.43/ADR). Results were led by a 26.1% YoY increase in net interest income after provision expense and a 18.7% YoY rise in fee income. The efficiency ratio improved to 36.5% in 2007 compared to 39.0% in 2006. Santander has the best efficiency ratio among the top banks in Chile. The Bank’s ROAE in 2007 reached 23.5%.

High quality of results in 2007
(Net income and Core revenues* after Provision expense, Ch$ million)

*Core revenues: Net interest income adjusted for inflation hedge + fee income

Banco Santander Chile: summary of results

	YTD		Change %	Quarter			Change %
(Ch$ million)	12M 2007	12M 2006	2007 / 2006	4Q 2007	3Q 2007	4Q 2006	4Q 2007/2006	4Q / 3Q 2007
Net interest income	825,616	612,254	34.8%	234,806	242,755	136,899	71.5%	(3.3%)
Inflation hedge	(42,465)	(12,899)	229.2%	(11,020)	(19,620)	3,030	(463.7%)	(43.8%)
Adjusted net interest income	783,151	599,355	30.7%	223,786	223,135	139,929	59.9%	0.3%
Fees and income from services	192,924	162,550	18.7%	50,946	49,762	42,205	20.7%	2.4%
Core revenues	976,075	761,905	28.1%	274,732	272,897	182,134	50.8%	0.7%
Total provisions, net of recoveries	(182,411)	(123,022)	48.3%	(54,856)	(46,010)	(39,514)	38.8%	19.2%
Core revenues net of provisions	793,664	638,883	24.2%	219,876	226,887	142,620	54.2%	(3.1%)
Net financial transactions (excl. hedge)	8,153	64,506	(87.4%)	(16,115)	(2,326)	15,282	(205.5%)	592.8%
Other operating results	(45,413)	(32,960)	37.8%	(11,612)	(11,966)	(7,869)	47.6%	(3.0%)
Operating expenses	(342,685)	(309,284)	10.8%	(93,154)	(89,612)	(88,061)	5.8%	4.0%
Net operating income	413,719	361,142	14.6%	98,995	122,983	61,972	59.7%	(19.5%)
Non-operating income, net	6,424	(3,579)	(279.5%)	194	982	8,932	(97.8%)	(80.2%)
Net income	308,647	285,582	8.1%	70,775	85,196	60,868	16.3%	(16.9%)
Net income/share (Ch$)	1.64	1.52	8.1%	0.38	0.45	0.32	16.3%	(16.9%)
Net income/ADR (US$)[1]	3.43	2.95	16.5%	0.79	0.92	0.63	25.3%	(14.3%)
Total loans	13,468,981	11,788,959	14.3%	13,468,981	12,800,321	11,788,959	14.3%	5.2%
Customer funds	13,455,817	11,484,525	17.2%	13,455,817	12,796,548	11,484,525	17.2%	5.2%
Shareholders’ equito	1,438,042	1,245,339	15.5%	1,438,042	1,348,162	1,245,339	15.5%	6.7%
Net interest margin	5.7%	4.7%		6.2%	6.8%	4.0%
Adjusted net interest margin[2]	5.4%	4.6%		5.9%	6.2%	4.1%
Efficiency ratio	36.5%	39.0%		37.7%	34.7%	46.5%
Return on average equity[3]	23.5%	24.8%		19.9%	26.1%	18.3%
PDL / Total loans	0.87%	0.79%		0.87%	0.88%	0.79%
Coverage ratio of Pals	199.5%	188.1%		199.5%	197.2%	188.1%
Expected loss[4]	1.73%	1.48%		1.73%	1.73%	1.48%
BIS ratio	12.2%	12.6%		12.2%	12.5%	12.6%
Branches[5]	467	413	13.1%	467	439	413
ATMs	2,004	1,588	26.2%	2,004	1,808	1,588
Employees	9,174	8,184	12.1%	9,174	9,057	8,184

1. The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.

2. Net interest margin adjusted for the results of inflation hedging.

3. Annualized Quarterly Earnings / Average Equity.

4. Reserve for loan losses / Total loans on a consolidated basis.

5. Includes SuperCaja and mini payment centers.

DISTRIBUTION NETWORK, CLIENT BASE AND PRODUCTS

Client base expanding at a rapid pace

The total number of clients increased 14.1% YoY to 2.8 million. The amount of retail clients with a checking account increased 13.9% in 2007. However, only 20% of our retail clients have this product. As of November 2007, the latest market data available, market share in checking accounts reached 27.9% compared to 27.1% as of November 2006. In this twelve month period, the Bank opened 35% of all new checking accounts in the Chilean market.

A greater amount of clients with checking accounts coupled with continuous improvements in client service has led to higher cross selling ratios. The amount of middle/upper income individual clients that are cross-sold (a client with a checking account that uses at least three other products) increased 16.2% YoY as of December 2007. In Santander Banefe, the amount of cross-sold clients (clients that uses at least 2 or more products) rose 17.8% in the twelve month period. Despite this improvement, less than 30% of our clients have 2 or more products, reflecting the high cross-selling potential of the Bank’s client base.

More clients and cross-selling
(Number of clients, thousands)

Another area of strong growth in 2007 was credit cards. According to information published by Transbank, the industry’s credit card processor, as of December 2007 Santander Chile’s market share in bank credit cards reached 36.0% compared to 35.8% as of December 2006. This represents an increase of 16.2% YoY in the Bank’s number of credit card accounts. Purchases with Santander credit cards in monetary terms grew 16.4% in 2007 and market share in terms of purchases reached 35.4% at year-end 2007, 40 basis points higher than in 2006.

Credit cards: more cards and usage
(Accounts in thousands; Value of transactions in Ch$ billion)

Source: Transbank, Dec. 2007

The Bank continues to invest in expanding its distribution network. As of December 2007, the Bank’s distribution network totaled 467 branches and 2,004 ATMs, increasing 13.1% and 26.2% YoY, respectively. 1/3 of the Bank’s branches have been opened in the last three years. Branch opening have been focused on all different customer segments, reflecting the Bank’s segmentation strategy. In 2007, the Bank opened 12 full Santander brand branches, 6 Santander Banefe branches, 20 SuperCaja payment centers and 16 BancoPrime branches. Focus in 4Q 2007 was placed on the new BancoPrime network, an exclusive branch network for upper-income individuals. These new branches are located in the upper floors of wealthy neighborhoods and include wi-fi access to Internet, underground parking, a coffee-shop and personalized customer service. This new segmentation of the branch network should help improve our competitive stance in the upper-income market.

Investing to sustain growth momentum in retail banking

* Including Santander SuperCaja offices

INTEREST EARNING ASSETS

Loan growth accelerated in 4Q 2007

Interest Earning Assets	Quarter ended,			% Change
(Ch$ million)	Dec. 31, 2007	Sept. 30, 2007	Dec. 31, 2006	Dec. 2007/2006	Dec. / Sept. 2007
Consumer loans	2,033,125	1,944,579	1,800,507	12.9%	4.6%
Residential mortgage loans*	3,295,411	3,154,667	2,779,769	18.5%	4.5%
Commercial loans	4,657,869	4,333,120	4,048,221	15.1%	7.5%
Commercial mortgage loans**	116,553	146,566	181,628	(35.8%)	(20.5%)
Foreign trade loans	812,697	853,479	741,776	9.6%	(4.8%)
Leasing	879,731	836,268	764,408	15.1%	5.2%
Factoring	265,183	208,916	168,372	57.5%	26.9%
Contingent loans	1,191,280	996,156	1,022,687	16.5%	19.6%
Other outstanding loans	54,517	32,389	37,541	45.2%	68.3%
Interbank loans	45,961	182,051	151,491	(69.7%)	(74.8%)
Past due loans	116,654	112,130	92,559	26.0%	4.0%
Total loans	13,468,981	12,800,321	11,788,959	14.3%	5.2%
Total financial investments	1,819,266	1,653,462	1,015,376	79.2%	10.0%
Total interest-earning assets	15,288,247	14,453,783	12,804,335	19.4%	5.8%

* Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda).

**  Includes general purpose mortgage loans backed by mortgage bonds (letra de crédito fines generales) and other commercial mortgage loans (préstamos hipotecarios endosables para fines generales).

In 4Q 2007, loan growth accelerated in most of our business segments. Total loans increased 5.2% QoQ (+20.8% on an annualized basis) and 14.3% YoY. Consumer loans expanded 4.6% QoQ (18.4% on an annualized basis) and 12.9% YoY. The Bank’s market share in consumer lending increased 17 basis points between September and December 2007, reaching 26.3%. Residential mortgage lending increased 4.5% QoQ (18.0% on an annualized basis) and 18.5% YoY. Commercial loans increased 7.5% QoQ and 15.1% YoY led by an increase in lending to all company business segments as spreads improved across the board.

Loans by Business Segment*	Quarter ended,			% Change
(Ch$ million)	Dec. 31, 2007	Sept. 30, 2007	Dec. 31, 2006	Dec. 2007/2006	Dec. / Sept. 2007
Total loans to individuals	5,846,856	5,576,602	5,087,387	14.9%	4.8%
SMEs	2,126,952	2,013,521	1,784,876	19.2%	5.6%
Total retail lending	7,973,808	7,590,123	6,872,263	16.0%	5.1%
Institutional lending	209,916	198,446	200,173	4.9%	5.8%
Middle-Market & Real estate	2,491,702	2,355,899	2,296,384	8.5%	5.8%
Corporate	1,534,098	1,452,592	1,220,631	25.7%	5.6%

* Excludes contingent loans and interbank loans

Retail lending has been showing a positive growth momentum in the second half of 2007. In 4Q 07, retail lending expanded at its fastest pace in the year, growing 5.1% QoQ and 16.0% YoY. The acceleration in loan growth is also being achieved with a better spread profile. Thus, the Bank concluded 2007 with an increase in loan growth to higher yielding retail segments coupled with a positive evolution of margins (See Net Interest Income).

Positive retail lending growth momentum
(Retail loans: QoQ growth, %)

In the same period, loans to individuals increased 4.8% QoQ and 14.9% YoY. Loans to SMEs increased 5.6% QoQ and 19.2% YoY. The retail segment experienced strong growth in high yielding consumer, residential mortgage commercial loans, leasing and factoring operations. Spreads in these segments have also remained strong.

Lending to the middle market and the large corporations was also strong in the quarter. Loans to the middle-market increased 5.8% QoQ and 8.5% YoY. Lending to large corporations increased 5.6% QoQ and 25.7% YoY. The rising international borrowing costs have led many local companies to finance more of their projects locally at attractive spreads, pushing loan growth in these segments. Going forward we expect this loan trend in corporate banking to continue.

CUSTOMER FUNDS

Solid growth of customer deposits reflects a healthy liquidity scenario

Customer Funds	Quarter ended,			Change %
(Ch$ million)	Dec. 31, 2007	Sept. 30, 2007	Dec. 31, 2006	Dec. 2007/2006	Dec. / Sept. 2007
Non-interest bearing deposits	2,933,476	2,656,047	2,482,997	18.1%	10.4%
Time deposits	7,887,880	7,273,063	6,909,335	14.2%	8.5%
Total customer deposits	10,821,356	9,929,110	9,392,332	15.2%	9.0%
Mutual funds	2,634,461	2,867,438	2,092,193	25.9%	(8.1%)
Total customer funds	13,455,817	12,796,548	11,484,525	17.2%	5.2%

* Includes savings accounts

In 4Q 07, customer funds increased 5.2% QoQ and 17.2% YoY. In the quarter, the Bank’s local peso deposit ratings were increased to AAA, the only Bank, public or state-owned, with this rating. At the same time, the Bank’s foreign long-term ratings were increased to A+ by Standard & Poor’s in the quarter along with Chile’s sovereign ratings. We view this as a positive sign, especially given the fact that many financial markets were affected by the after shocks of the sub-prime crisis. This reflects the stability of Chile’s economy, the strength of the local financial system and the strong market position of Santander Chile. The Bank has the best risk ratings for any issuer in Latin America.

Time deposits increased 8.5% QoQ, reflecting the healthy liquidity of the Chilean market and the rising short-term rate environment. During the quarter, inflation continued to exceed market expectations fuelling further rises in short-term interest rates. The overnight reference rate set by the Central Bank is currently at 6.25%, 50 basis point higher than at the end of 3Q 2007.

The balance of non-interest bearing liabilities increased 10.4% QoQ and 18.1% YoY. The average balance of non-interest bearing checking accounts increased 1.0% QoQ and 17.5% YoY. The positive performance of checking account balances reflects our strong growth in checking account holders and the Bank’s solid positioning in the cash-management business. This also helps to reduce the negative impact of rising rates on funding costs, as the yield on checking accounts rises with rate hikes.

Average Non-interest bearing Demand Deposits	Quarter ended,			Change %
(Quarterly averages, Ch$ million)	Dec. 31, 2007	Sept. 30, 2007	Dec. 31, 2006	Dec. 2007/2006	Dec. / Sept. 2007
Total average non-interest bearing demand deposits	2,226,485	2,203,374	1,895,592	17.5%	1.0%

Assets under management in the Bank’s mutual fund subsidiary decreased 8.1% QoQ. The depressed equity market environment seen in 4Q 07 lowered stock fund values and this resulted in an outflow of money to other assets, lowering the volume of assets under management. However, funds grew 25.9% YoY in the same period.

The Bank also continued to issue long-term bonds in the market increasing the duration of liabilities. The balance of senior and subordinated bonds increased 21.3% QoQ and 63.2% YoY. Despite international liquidity concerns, the Chilean market remains very liquid, allowing the Bank to issue in the local market at attractive spreads. These bonds were used to increase the duration of liabilities in light of rising short-term rates and falling long-term rates. The Bank also issued subordinated bonds to strengthen its capitalization ratios. This reflects the Bank’s proactive management of its balance sheet in order to maximize margins and profitability.

Long-term Funding	Quarter ended,			Change %
(Ch$ million)	Dec. 31, 2007	Sept. 30, 2007	Dec. 31, 2006	Dec. 2007/2006	Dec. / Sept. 2007
Senior bonds	1,225,007	980,497	565,653	116.6%	24.9%
Subordinated bonds	498,216	440,598	490,416	1.6%	13.1%
Total long-term funding	1,723,223	1,421,095	1,056,069	63.2%	21.3%

NET INTEREST INCOME

Positive evolution of NIM driven by improved asset/funding mix and higher inflation

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	4Q 2007	3Q 2007	4Q 2006	4Q 07/ 4Q 06	4Q / 3Q 2007
Net interest income	234,806	242,755	136,899	71.5%	(3.3%)
Inflation hedge [1]	(11,020)	(19,620)	3,030	--%	(43.8%)
Adjusted net interest income[1]	223,786	223,135	139,929	59.9%	0.3%
Average interest-earning assets	15,139,298	14,342,826	13,783,754	9.8%	5.6%
Average loans	12,797,589	12,213,946	11,357,344	12.7%	4.8%
Net interest margin (NIM) [2]	6.2%	6.8%	4.0%
Adjusted Net interest margin [1,2]	5.9%	6.2%	4.1%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	24.1%	24.5%	23.4%
Quarterly inflation rate [3]	2.31%	2.98%	(0.35%)
Avg. overnight interbank rate (nominal)	5.81%	5.45%	5.30%
Avg. 10 year Central Bank yield (real)	2.97%	3.08%	2.78%

1.
The Bank hedges part of its UF gap (UF = Unidad de Fomento, an inflation indexed currency) with derivatives. The result of this hedge is included in the net gain from trading and mark-to-market. The UF gap results from the Bank’s assets denominated in UF funded through deposits denominated in nominal pesos and free funds. The adjusted net interest income and margin is net of the results of this hedge.

2.	Annualized.

3.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net interest income in 4Q 2007 decreased 3.3% QoQ and increased 71.5% YoY. Adjusting for the results of inflation hedging, net interest income increased 0.3% QoQ and 59.9% YoY. The Bank maintains long-term assets (mainly medium and long-term financial investments and mortgage loans) that are denominated in Unidades de Fomento (UF, an inflation linked currency) which are partially funded with peso deposits that usually have a shorter duration. In order to keep interest rate risk in line with internal and regulatory limits, the Bank hedges part of this UF/peso gap with peso/UF derivatives. The results of these derivatives are recognized in the line Net Gains from Financial Transactions. In 4Q 2007, the net interest margin, NIM, adjusted for inflation hedge reached 5.9%, decreasing 30 basis points QoQ and increasing 180 basis YoY. Among the reasons for these movements in net interest margins, the following points are worth mentioning:

•
Improved asset mix and focus on spreads. In 4Q 2007 interest earning assets increased 9.8% YoY, while average loans increased 12.7% in the same period. This reflects the strategic focus on improving the asset and pricing mix of the loan portfolio. In 2007, the Bank remained steadily focused on profitability in order to balance growth and profitability. In 4Q 2007, loan growth accelerated as more loans complied with our risk return targets. Thus, the Bank concluded 2007 with an increase in loan growth coupled with a positive evolution of margins.

Higher loan growth at higher spreads
(QoQ total loan growth and Net interest margin*, %)

* Net interest margin adjusted for inflation hedging

•
Inflation. The difference in inflation rates in 4Q 2007 and 4Q 2006 partially explains the expansion of NIM between these two periods. Inflation reached 2.31% in 4Q 2007 compared to -0.35% in 4Q 2006. Despite inflation hedging, the Bank maintains a positive gap between assets and liabilities indexed to inflation. Therefore, the rise in inflation had a positive impact on margins on a YoY basis in 4Q 2007. On the other hand, the decline in inflation between 3Q and 4Q 2007 negatively affected margins in 4Q 07, coming from 3Q 07’s record high levels.

The positive effects of higher inflation over the Bank’s results are also partially offset by the loss from price level restatement. Going forward, if inflation decelerates, this should negatively affect net interest margins, but higher loan growth should offset this impact on net interest income.

•
Better funding mix. During the quarter, the rise in inflation expectations pushed short-term rates upward. The average overnight interbank rate increased to 5.81% in 4Q 2007 compared to 5.45% in 3Q 2007 and 5.31% 4Q 2006. This placed pressure on the Bank’s NIM by increasing funding costs. As mentioned above, the Bank issued long-term bonds in the local market to counterbalance the higher funding costs. At the same time, the ratio of average non-interest bearing liabilities to interest earning asset reached 24.1% in 4Q 2007, similar to the same ratio achieved in 3Q 2007 and 70 basis points higher than in 4Q 2006. As short-term rates rise, the yield obtained over non-interest bearing deposits and capital increases.

PROVISION FOR LOAN LOSSES

Coverage of past due loans reaches 199.5%

Provision for loan losses	Quarter			Change %
(Ch$ million)	4Q 2007	3Q 2007	4Q 2006	4Q 07/ 4Q 06	4Q / 3Q 2007
Gross provisions	(11,835)	(11,143)	(13,569)	(12.8%)	6.2%
Charge-offs	(54,784)	(49,465)	(38,572)	42.0%	10.8%
Gross provisions and charge-offs	(66,619)	(60,608)	(52,141)	27.8%	9.9%
Loan loss recoveries	11,763	14,598	12,627	(6.8%)	(19.4%)
Net provisions for loan losses	(54,856)	(46,010)	(39,514)	38.8%	19.2%
Total loans	13,468,982	12,800,321	11,788,959	14.3%	5.2%
Total reserves (RLL)	232,766	221,070	174,064	33.7%	5.3%
Past due loans* (PDL)	116,654	112,130	92,559	26.0%	4.0%
Gross provision expense / Loans	1.98%	1.89%	1.77%
Cost of credit**	1.63%	1.44%	1.34%
PDL / Total loans	0.87%	0.88%	0.79%
Expected loss (RLL / Total loans)	1.73%	1.73%	1.48%
Coverage of past due loans***	199.5%	197.2%	188.1%

* Past due loans: installments or credit lines more than 90 days overdue. ** Net provision expense / loans annualized. *** RLL / Past due loans.

In 4Q 2007, the Bank’s net provisions expenses increased 19.2% QoQ and 38.8% YoY. This rise was mainly due to an increase in net provisions in retail banking, in line with loan growth in this business segment. As mentioned in previous releases, provisions are expected to increase due to the growth of lending to higher yielding but relatively riskier retail segments. This is the main explanation for the rise in charge-offs in the period. In 2007, the net interest income after provisions expanded 26.1%, reflecting that despite the rise in provision expense the higher margins of the Bank’s retail activities have positively contributed to its profitability.

Positive net contribution of retail lending activities
(Net interest income* net of Provision expense, Ch$ million; PDL and Coverage ratios, %)

* Net interest income adjusted for inflation hedge

The 6.2% QoQ rise in gross provisions was due higher provisions recognized as a result of the implementation of a more conservative credit model for consumer lending. In 2006, the Bank commenced a process of improving its internal provisioning models by incorporating additional elements in the risk analysis used to determine a client’s risk profile and provision level. Additional innovations were implemented in 2007, the most important being the extension of the back-testing of a client’s credit behavior from 12 to 21 months. As a result, and as of September 2007, the Bank had recognized additional reserves of approximately Ch$10,526 million directly related to this change. In December 2007, this model was fully implemented and required further provisions of Ch$3,918 million. The total impact in 2007 as a result of this modification was Ch$14,444 million.

The growth in gross provisions was also due to the acceleration of loan growth. The Bank’s credit model requires every consumer loan and the majority of commercial loans disbursed by the Bank to be assigned a provision expense at the beginning of the loan term in accordance with the risk profile of the client. Therefore, as the loans book grows more provisions are recognized upfront.

The increase in net provision expense was also due to the 19.4% reduction in loan loss recoveries QoQ. In the quarter, the Bank was negotiating the sale of charged-off loans, therefore, the amounts assigned to collection agents did not include those charged-off loans that were being sold, temporarily reducing recoveries in the quarter. The focus of the collection departments in 2008 will be on incrementing the rate of recoverability in the first six months of non-performance as efforts to collect after this period tend to be less cost efficient.

Net provisions for loan losses by segment	Quarter			Change %
(Ch$ million)	4Q 2007	3Q 2007	4Q 2006	4Q 07/ 4Q 06	4Q / 3Q 2007
Retail banking*	54,100	45,324	37,032	46.1%	19.4%
Middle-market	663	(303)	1,701	(61.0%)	—%
Corporate banking	55	(184)	391	(85.9%)	—%
Leasing subsidiary	(100)	(13)	9	—%	669.2%
Total net provisions for loan losses**	54,718	44,824	39,133	39.8%	22.1%

* Includes individuals and SMEs.

** Excludes provisions over repossessed assets.

As a result of the proactive management of asset quality and the strengthening of credit policies, the Bank continues to display sound asset quality indicators. Coverage of past due loans (Reserves/Past due loans) reached 199.5% at December 2007 up from 188.1% as of December 2006. The past due loan ratio (Past due loans/Total loans) as of December 31, 2007 was 0.87% compared to 0.88% as of September 2007 and 0.79% as of December 2006. The Expected loss ratio (Reserves for loan losses/total loans) remained steady QoQ at 1.73% and increased 28 basis points compared to 4Q 2006. The cost of credit (Net provision for loan losses/Total loans) reached 1.63% in 4Q 2007 compared to 1.44% as of 3Q 2007 and 1.34% in 4Q 2006. Going forward, the Bank’s expects the cost of credit to rise in line with the shift in asset mix towards retail banking.

NET FEE INCOME

Growth in distribution network, client base and product usage boosts fee income

Net Fee Income	Quarter			Change %
(Ch$ million)	4Q 2007	3Q 2007	4Q 2006	4Q 07/ 4Q 06	4Q / 3Q 2007
Checking accounts*	14,562	16,011	14,446	0.8%	(9.1%)
Adm. & collection of insurance policies	7,910	6,492	6,249	26.6%	21.8%
Mutual fund services	8,202	8,162	5,710	43.6%	0.5%
Credit cards	7,301	5,727	4,808	51.9%	27.5%
Automatic teller cards	4,217	4,172	3,351	25.8%	1.1%
Insurance brokerage	3,158	2,891	3,597	(12.2%)	9.2%
Stock brokerage	1,670	1,888	416	301.4%	(11.5%)
Other product and services	3,926	4,419	3,628	8.2%	(11.2%)
Total net fee income	50,946	49,762	42,205	20.7%	2.4%
Fees / Operating expense	54.7%	55.5%	47.9%

* Includes lines of credit

Net fee income increased 2.4% QoQ and 20.7% YoY in 4Q 2007. As mentioned above, the Bank continues to expand its client base, cross-selling and product usage, especially in retail banking and this is driving fee income growth. Credit card fees increased 27.5% QoQ and 51.9% YoY in 4Q 2007. In the quarter the Bank experienced record usage of its credit cards. ATM fees increased 1.1% QoQ and 25.8% YoY, in line with the expansion of the Bank’s ATM network. The positive evolution of credit card and ATM fees was partially offset by the lower growth of fee income from checking accounts. Despite the expansion in the number of checking account holders, fee income has been hampered by regulatory changes regarding certain collection fees that have been prohibited since the beginning of this year.

Asset management has been an important contributor to fee income in 2007. Fees from mutual fund management increased 0.5% QoQ and 43.6% YoY in 4Q 2007. Assets under management increased 25.9% YoY, but declined 8.1% QoQ as markets declined.

Insurance brokerage fees increased 9.2% QoQ and decreased 12.2% YoY in 4Q 2007. Fees from the administration and collection of insurance policies increased 21.8% QoQ and 26.6% YoY in the same period. The continued strength in distributing insurance products and collecting insurance premiums for third parties has continued to fuel insurance related fees.

Fees from stock brokerage decreased 11.5% QoQ, but increased 301.4% YoY in 4Q 2007. In 1Q 2007, the merger between Santiago Corredores de Bolsa Ltda, a subsidiary of the Bank, and Santander Investment S.A. Corredores de Bolsa was completed. The Bank now owns 50.5% of the merged entity. The stock brokerage business was also negatively affected by the downturn suffered by equity markets.

OPERATING EXPENSES AND EFFICIENCY

Efficiency ratio reaches 37.7% in 4Q 2007

Operating Expenses	Quarter			Change %
(Ch$ million)	4Q 2007	3Q 2007	4Q 2006	4Q 07/ 4Q 06	4Q / 3Q 2007
Personnel expenses	49,721	45,831	48,118	3.3%	8.5%
Administrative expenses	30,956	31,633	29,943	3.4%	(2.1%)
Depreciation and amortization	12,477	12,148	10,000	24.8%	2.7%
Operating expenses	93,154	89,612	88,061	5.8%	4.0%
Efficiency ratio*	37.7%	34.7%	46.5%

* Operating expenses / Operating income. Operating income = Net financial income + Net fee income + Other operating income, net.

Efficiency continues to be a differentiating factor for Santander Chile. The efficiency ratio reached a record low of 36.5% for the full year 2007 compared to 39.0% in 2006.

In 4Q 2007, the efficiency ratio reached 37.7% compared to 46.5% in 4Q 2006. In the same period, operating expenses increased 4.0% QoQ and 5.8% YoY. Personnel expenses increased 8.5% QoQ and 3.3% YoY in the same period. Average headcount increased 16.6% in 2007 YoY. This rise is mainly focused in front office positions as the Bank expands its distribution network. Santander SuperCaja, BancaPrime and the merger of the stock brokerages also added approximately 200 new employees to headcount. Additionally in the quarter, the spurt in inflation boosted wage expenses. It is important to point out that 4Q 2006 personnel expenses included Ch$6,622 million in one time expenses resulting from the payment of an end of negotiation bonus. This was paid upon the signing in 4Q 2006 of the new collective bargaining agreement with unions.

Administrative expense remained controlled in the quarter despite the acceleration of commercial activity in the quarter. Administrative expenses fell 2.1% QoQ and increased 3.4% YoY in 4Q 2007.

The 2.7% QoQ and 24.8% YoY rise in depreciations and amortizations was directly linked to the higher commercial activities and the larger distribution network.

GAINS (LOSSES) ON FINANCIAL TRANSACTIONS

Net Result from Financial Transactions	Quarter			Change %
(Ch$ million)	4Q 2007	3Q 2007	4Q 2006	4Q 07/ 4Q 06	4Q / 3Q 2007
Net gain (loss) from trading and mark-to-market	(77,509)	(64,091)	22,772	—%	20.9%
Foreign exchange transactions, net	50,375	42,145	(4,460)	—%	19.5%
Net results from financial transactions[3]	(27,134)	(21,946)	18,312	—%	23.6%
Inflation hedge *	(11,020)	(19,620)	3,030	—%	(43.8%)
Adjusted Gains (losses) on financial transactions*	(16,114)	(2,326)	15,282	—%	592.8%
Quarterly inflation rate**	2.31%	2.98%	(0.35%)
Avg. overnight interbank rate (nominal)	5.81%	5.45%	5.30%
Avg. 10 year Central Bank yield (real)	2.97%	3.08%	2.78%

*
The Bank hedges part of its UF gap (UF = Unidad de Fomento, an inflation indexed currency) with derivatives. The result of this hedge is included in the net gain from trading and mark-to-market. The UF gap results from the Bank’s assets denominated in UF funded through deposits denominated in nominal pesos and free funds. The adjusted net interest income and margin is net of the results of this hedge.

**	Quarterly variation of the Unidad de Fomento (UF).

In 4Q 2007, the Bank’s Net results from Financial Transactions totaled a loss of Ch$27,134 million. Of this loss, Ch$11,020 million are directly related to the results from the Bank’s peso/UF hedging produced by the high inflation rate in 4Q 2007 (+2.31%). The Bank maintains long-term assets (mainly financial investments and mortgage loans) that are denominated in UFs (an inflation linked currency) that are funded with nominal peso deposits that have a shorter duration. In order to keep interest rate risk in line with regulatory limits, the Bank partially hedges this UF gap with peso/UF derivatives. The results produced by this hedge are recognized in this line item and move inversely with inflation. All-in the Bank benefits from a higher inflation scenario due to the positive gap between assets and liabilities denominated in UFs.

Excluding this effect, the adjusted result from gains and losses from financial transactions totaled a one-time loss of Ch$16,114 million. This was mainly due to losses in our fixed income trading and market-making businesses.

3 For analysis purposes only, we have created the line item: Net results from financial transactions. This is the sum of the net gain (loss) from trading, the mark-to-market of financial investment and derivatives, and foreign exchange transactions. The results recorded in foreign exchange transactions mainly includes the translation gains or losses of assets and liabilities denominated in foreign currency, but does not include the mark-to-market of FX derivatives. As Santander Chile limits its foreign exchange gap, the results recorded in foreign exchange transactions are, for the most part, offset by the mark-to-market of foreign currency forwards. For this reason they are added to the net gains (loss) from trading and mark-to-market, which includes the mark-to-market of FX forwards.

OTHER OPERATING INCOME/EXPENSES, OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses	Quarter			Change %
(Ch$ million)	4Q 2007	3Q 2007	4Q 2006	4Q 07/ 4Q 06	4Q / 3Q 2007
Sales force expense	(5,395)	(7,168)	(3,585)	50.5%	(24.7%)
Other operating expenses, net	(6,217)	(4,798)	(4,284)	45.1%	29.6%
Total other operating results, net	(11,612)	(11,966)	(7,869)	47.6%	(3.0%)

Non-operating income, net	628	2,507	9,055	(93.1%)	(75.0%)
Income attributable to investments in other companies	(92)	(635)	(82)	12.2%	(85.5%)
Losses attributable to minority interest	(342)	(890)	(41)	734.1%	(61.6%)
Total non-operating results, net	194	982	8,932	(97.8%)	(80.2%)
Price level restatement	(16,641)	(23,902)	2,480	—%	(30.4%)
Quarterly inflation rate	2.31%	2.98%	(0.35%)
Income tax	(11,773)	(14,867)	(12,516)	(5.9%)	(20.8%)

In 4Q 07, Other operating results, net totaled a loss of Ch$11,612 million, increasing 47.6% QoQ and decreasing 3.0% QoQ. Total sales force expenses decreased 24.7% QoQ and increased 50.5% YoY. The YoY growth of sales forces expenses, which are almost entirely variable, reflects the greater amount of clients opening new products in the Bank. Other operating expenses, net increased 29.6% QoQ and 45.1% YoY. This was mainly due to higher customer service expenses, expenses relating to the promotion of our credit card business and higher insurance expenses assumed by the Bank on behalf of clients.

Non-operating income, net totaled a gain of Ch$194 million in 4Q 2007. The lower gain in the line item was mainly due to lower gains from the reversal of non-credit related contingencies. These contingencies are mainly related to non-credit risks, including non-specific contingencies, tax contingencies, legal contingencies and other impairments.

Price level restatement in the quarter totaled a loss of Ch$16,641 million. The Bank must adjust its capital and fixed assets for the variations in price levels. When inflation is positive, the Bank records a loss from price restatement, since the Bank's capital is larger than fixed assets. The inflation rate was 2.31% in 4Q 2007 compared to 2.98% in 3Q 2007 and -0.35% in 4Q 2006.

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

The Bank’s issues sub bonds in 4Q 2007 to maintain strong capitalization ratios in 2008

Shareholders’ equity	Quarter ended			Change %
(Ch$ million)	Dec. 31, 2007	Sept. 30, 2007	Dec. 31, 2006	Dec. 2007/2006	Dec. / Sept. 2007
Capital	1,138,870	1,114,163	961,661	18.4%	2.2%
Unrealized gain (loss) available for sale portfolio	(9,475)	(3,873)	(1,904)	397.6%	144.6%
Total capital and reserves	1,129,395	1,110,290	959,757	17.7%	1.7%
Net Income	308,647	237,872	285,582	8.1%	29.8%
Total shareholders’ equity	1,438,042	1,348,162	1,245,339	15.5%	6.7%
Return on average equity (ROAE)	19.9%	26.1%	18.3%

Shareholders’ equity totaled Ch$1,438,042 million (US$2,900 million) as of December 31, 2007. ROAE in 4Q 2007 reached 19.9% and 23.5% in 2007. The Bank’s BIS ratio as of December 31, 2007 007 was 12.2%, with a Tier I ratio of 8.6%. In the quarter the Bank issued subordinated bonds in order to maintain strong capitalization ratios, especially considering the positive outlook for loan growth in 2008.

Capital Adequacy	Quarter ended			Change %
(Ch$ million)	Dec. 31, 2007	Sept. 30, 2007	Dec. 31, 2006	Dec. 2007/2006	Dec. / Sept. 2007
Tier I	1,129,395	1,110,290	959,757	17.7%	1.7%
Tier II	473,037	440,432	458,546	3.2%	7.4%
Regulatory capital	1,602,432	1,550,722	1,418,303	13.0%	3.3%
Risk weighted assets	13,087,642	12,364,773	11,222,348	16.6%	5.8%
Tier I ratio	8.6%	9.0%	8.6%
BIS ratio	12.2%	12.5%	12.6%

INSTITUTIONAL BACKGROUND

As per latest public records published by the Superintendency of Banks of Chile for December 2007, Banco Santander Chile was the largest bank in terms of loans and deposits. The Bank has the highest credit ratings among all Latin American companies, with an A+ rating from Standard and Poor’s, A+ by Fitch and A2 by Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander, which controls 76.71% of Banco Santander Chile.

Santander (SAN.MC, STD.N) is the largest bank in the euro zone by market capitalization and fifth in the world by profit. Founded in 1857, Santander has EUR 912,915 million in assets and EUR 1,063,892 million in managed funds, 65 million customers, 11,178 branches and a presence in 40 countries. It is the largest financial group in Spain and Latin America, and is the sixth largest bank in the United Kingdom, through its Abbey subsidiary, and is the third largest banking group in Portugal. Through Santander Consumer Finance, it also operates a leading in 12 European countries (Germany, Italy and Spain, among others) and the United States. In 2007, Santander registered €9,060 million in net attributable profits, an increase of 19% from the previous year.

 In Latin America, Santander manages over US$200 billion in business volume (loans, deposits, mutual funds, pension funds and managed funds) through 4,498 offices. In 2007, Santander reported $3,648 million in net attributable income in Latin America, 27% higher than the previous year.

CONTACT INFORMATION

Robert Moreno
Manager

Investor Relations Department
Banco Santander Chile
Bandera 140 Piso 19,
Santiago,
Chile

Tel: (562) 320-8284
Fax: (562) 671-6554
New Email: rmorenoh@santander.cl
Website: www.santander.cl

BANCO SANTANDER - CHILE, AND SUBSIDIARIES UNAUDITED CONSOLIDATED BALANCE SHEETS (In millions of nominal Chilean pesos)

	31-Dec	31-Dec	30-Sep	31-Dec	% Change	% Change
	2007	2007	2007	2006	Dic. 2007 / 2006	Dic. / Sept. 2007
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
ASSETS

Cash and due from banks
Noninterest bearing	1,192,201	591,117	647,437	947,741	(37.6%)	(8.7%)
Interbank deposits-interest bearing	1,412,845	700,517	225,446	144,666	384.2%	210.7%
Total cash and due from banks	2,605,046	1,291,634	872,883	1,092,407	18.2%	48.0%

Financial investments
Trading	2,028,218	1,005,631	806,778	639,461	57.3%	24.6%
Available for sale	1,572,415	779,635	807,492	345,108	125.9%	(3.4%)
Held to maturity	0	0	0	0	--%	--%
Investment collateral under agreements to repurchase	68,573	34,000	39,192	30,807	10.4%	(13.2%)
Total financial investments	3,669,206	1,819,266	1,653,462	1,015,376	79.2%	10.0%

Loans, net
Commercial loans	9,394,274	4,657,869	4,333,120	4,048,221	15.1%	7.5%
Consumer loans	4,100,530	2,033,125	1,944,579	1,800,507	12.9%	4.6%
Mortgage loans (Financed with mortgage bonds)	777,191	385,347	408,094	485,849	(20.7%)	(5.6%)
Foreign trade loans	1,639,097	812,697	853,479	741,776	9.6%	(4.8%)
Interbank loans	92,697	45,961	182,051	151,491	(69.7%)	(74.8%)
Leasing	1,774,295	879,731	836,268	764,408	15.1%	5.2%
Other outstanding loans	6,749,056	3,346,317	3,134,444	2,681,461	24.8%	6.8%
Past due loans	235,275	116,654	112,130	92,559	26.0%	4.0%
Contingent loans	2,402,646	1,191,280	996,156	1,022,687	16.5%	19.6%
Reserves	(469,457)	(232,766)	(221,070)	(174,064)	33.7%	5.3%
Total loans, net	26,695,604	13,236,215	12,579,251	11,614,895	14.0%	5.2%

Derivatives	1,574,715	780,775	584,999	372,688	109.5%	33.5%

Other assets
Bank premises and equipment	499,310	247,568	239,049	231,360	7.0%	3.6%
Foreclosed assets	25,953	12,868	13,667	15,775	(18.4%)	(5.8%)
Investments in other companies	13,586	6,736	5,847	6,654	1.2%	15.2%
Assets to be leased	117,825	58,420	49,140	30,293	92.9%	18.9%
Other	1,551,465	769,247	757,264	463,991	65.8%	1.6%
Total other assets	2,208,139	1,094,839	1,064,967	748,072	46.4%	2.8%

TOTAL ASSETS	36,752,710	18,222,729	16,755,562	14,843,439	22.8%	8.8%

BANCO SANTANDER - CHILE, AND SUBSIDIARIES UNAUDITED CONSOLIDATED BALANCE SHEETS (In millions of nominal Chilean pesos)

	31-Dec	31-Dec	30-Sep	31-Dec	% Change	% Change
	2007	2007	2007	2006	Dic. 2007 / 2006	Dic. / Sept. 2007
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits

Current accounts	4,003,287	1,984,910	1,717,638	1,663,414	19.3%	15.6%
Bankers drafts and other deposits	1,913,126	948,566	938,409	819,583	15.7%	1.1%
Total non-interest bearing deposits	5,916,413	2,933,476	2,656,047	2,482,997	18.1%	10.4%

Savings accounts and time deposits	15,908,757	7,887,880	7,273,063	6,909,335	14.2%	8.5%
Total deposits	21,825,170	10,821,356	9,929,110	9,392,332	15.2%	9.0%

Other interest bearing liabilities
Banco Central de Chile borrowings
Credit lines for renegotiation of loans	8,011	3,972	4,151	5,080	(21.8%)	(4.3%)
Other Banco Central borrowings	287,140	142,370	269,096	134,417	5.9%	(47.1%)
Total Banco Central borrowings	295,151	146,342	273,247	139,497	4.9%	(46.4%)

Investments sold under agreements to repurchase	335,366	166,281	123,291	19,929	734.4%	34.9%

Mortgage finance bonds	875,872	434,275	473,283	530,206	(18.1%)	(8.2%)

Other borrowings
Bonds	2,470,669	1,225,007	980,497	565,653	116.6%	24.9%
Subordinated bonds	1,004,832	498,216	440,598	490,416	1.6%	13.1%
Borrowings from domestic financial institutions	0	0	4,822	0	--%	--%
Foreign borrowings	2,209,413	1,095,471	1,183,763	812,267	34.9%	(7.5%)
Other obligations	298,229	147,868	118,870	64,193	130.4%	24.4%
Total other borrowings	5,983,143	2,966,562	2,728,550	1,932,529	53.5%	8.7%
Total other interest bearing liabilities	7,489,532	3,713,460	3,598,371	2,622,161	41.6%	3.2%

Derivatives	1,569,555	778,217	568,581	355,922	118.6%	36.9%

Other liabilities
Contingent liabilities	2,400,776	1,190,353	997,259	1,024,048	16.2%	19.4%
Other	526,914	261,254	294,766	202,115	29.3%	(11.4%)
Minority interest	40,432	20,047	19,313	1,522	1217.1%	3.8%
Total other liabilities	2,968,122	1,471,654	1,311,338	1,227,685	19.9%	12.2%

Shareholders' equity
Capital and reserves	2,277,833	1,129,395	1,110,290	959,757	17.7%	1.7%
Income for the year	622,498	308,647	237,872	285,582	8.1%	29.8%
Total shareholders' equity	2,900,331	1,438,042	1,348,162	1,245,339	15.5%	6.7%

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	36,752,710	18,222,729	16,755,562	14,843,439	22.8%	8.8%

BANCO SANTANDER CHILE UNAUDITED QUARTERLY INCOME STATEMENTS Million of nominal Chilean pesos

	IVQ 2007	IVQ 2007	IIIQ 2007	IVQ 2006	% Change	% Change
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions	IVQ 2007/2006	IVQ / IIIQ 2007
Interest income and expense
Interest income	993,711	492,702	504,325	253,529	94.3%	(2.3%)
Interest expense	(520,140)	(257,896)	(261,570)	(116,630)	121.1%	(1.4%)
Net interest income	473,571	234,806	242,755	136,899	71.5%	(3.3%)
Provision for loan losses	(110,637)	(54,856)	(46,010)	(39,514)	38.8%	19.2%
Fees and income from services
Fees and other services income	129,200	64,060	60,856	51,910	23.4%	5.3%
Other services expense	(26,449)	(13,114)	(11,094)	(9,705)	35.1%	18.2%
Total fee income	102,751	50,946	49,762	42,205	20.7%	2.4%
Net results from financial transactions
Net gain (loss) from trading and mark-to-market	(156,327)	(77,510)	(64,091)	22,772	(440.4%)	20.9%
Foreign exchange transactions,net	101,599	50,375	42,145	(4,460)	(1229.5%)	19.5%
Net results from financial transactions	(54,728)	(27,135)	(21,946)	18,312	(248.2%)	23.6%
Other operating results
Other operating income, net	(23,420)	(11,612)	(11,966)	(7,869)	47.6%	(3.0%)
Operating expenses
Personnel salaries and expenses	(100,280)	(49,721)	(45,831)	(48,118)	3.3%	8.5%
Administrative and other expenses	(62,434)	(30,956)	(31,633)	(29,943)	3.4%	(2.1%)
Depreciation and amortization	(25,164)	(12,477)	(12,148)	(10,000)	24.8%	2.7%
Total operating expenses	(187,879)	(93,154)	(89,612)	(88,061)	5.8%	4.0%
Other income and expenses
Nonoperating income, net	1,267	628	2,507	9,055	(93.1%)	(75.0%)
Income attributable to investments in other companies	(186)	(92)	(635)	(82)	12.2%	(85.5%)
Losses attributable to minority interest	(690)	(342)	(890)	(41)	734.1%	(61.6%)
Total other income and expenses	391	194	982	8,932	(97.8%)	(80.2%)
Gain (loss) from price-level restatement	(33,563)	(16,641)	(23,902)	2,480	(771.0%)	(30.4%)
Income before income taxes	166,488	82,548	100,063	73,384	12.5%	(17.5%)
Income taxes	(23,745)	(11,773)	(14,867)	(12,516)	(5.9%)	(20.8%)
Net income	142,743	70,775	85,196	60,868	16.3%	(16.9%)

BANCO SANTANDER CHILE UNAUDITED YTD INCOME STATEMENT Million of nominal Chilean pesos

	12M 2007	12M 2007	12M 2006	% Change
	US$ thousands	Ch$ millions	Ch$ millions	2007/2006
Interest income and expense
Interest income	3,359,136	1,665,527	1,168,851	42.5%
Interest expense	(1,693,984)	(839,911)	(556,597)	50.9%
Net interest income	1,665,153	825,616	612,254	34.8%
Provision for loan losses	(367,898)	(182,411)	(123,022)	48.3%
Fees and income from services
Fees and other services income	479,866	237,927	198,326	20.0%
Other services expense	(90,765)	(45,003)	(35,776)	25.8%
Total fee income	389,101	192,924	162,550	18.7%
Net results from financial transactions
Net gain (loss) from trading and mark-to-market	(255,611)	(126,737)	100,312	(226.3%)
Foreign exchange transactions,net	186,408	92,425	(48,708)	(289.8%)
Net result from financial transactions	(69,203)	(34,312)	51,604	(166.5%)
Other operating income results
Other operating income, net	(91,592)	(45,413)	(32,960)	37.8%
Operating expenses
Personnel salaries and expenses	(355,159)	(176,095)	(159,723)	10.3%
Administrative and other expenses	(245,143)	(121,547)	(110,948)	9.6%
Depreciation and amortization	(90,845)	(45,043)	(38,613)	16.7%
Total operating expenses	(691,148)	(342,685)	(309,284)	10.8%
Other income and expenses
Nonoperating income, net	19,765	9,800	(4,214)	(332.6%)
Income attributable to investments in other companies	(2,664)	(1,321)	786	(268.1%)
Losses attributable to minority interest	(4,145)	(2,055)	(151)	1260.9%
Total other income and expenses	12,956	6,424	(3,579)	(279.5%)
Gain (loss) from price-level restatement	(113,600)	(56,325)	(13,782)	308.7%
Income before income taxes	733,770	363,818	343,781	5.8%
Income taxes	(111,272)	(55,171)	(58,199)	(5.2%)
Net income	622,498	308,647	285,582	8.1%

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS -2006-2007
	2006				2007
Ch$ million nomnal pesos	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
	Reclassified
ASSETS

CASH AND DUE FROM BANKS
Noninterest bearing	346,360	855,315	716,085	947,741	410,617	740,303	647,437	591,117
Interbank deposits-interest bearing	969,594	731,049	307,289	144,666	605,586	291,332	225,446	700,517
Total cash and due from banks	1,315,954	1,586,364	1,023,373	1,092,407	1,016,203	1,031,635	872,883	1,291,634

FINANCIAL INVESTMENTS
Trading	844,288	839,973	671,975	639,461	790,234	669,060	806,778	1,005,631
Available for sale	561,962	543,136	602,872	345,108	360,745	673,992	807,492	779,635
Held to maturity	0	0	0	0	0	0	0	0
Investment collateral under agreements to repurchase	33,036	181,925	14,422	30,807	46,692	31,112	39,192	34,000
Total financial investments	1,439,286	1,565,034	1,289,269	1,015,376	1,197,671	1,374,164	1,653,462	1,819,266

LOANS, NET
Commercial loans	3,958,263	4,006,219	4,082,361	4,048,221	4,172,835	4,221,007	4,333,120	4,657,869
Consumer loans	1,480,355	1,590,374	1,692,432	1,800,507	1,869,318	1,889,268	1,944,579	2,033,125
Mortgage loans (Financed with mortgage bonds)	585,309	555,077	525,963	485,849	456,482	429,819	408,094	385,347
Foreign trade loans	589,509	671,886	656,171	741,776	869,615	663,313	853,479	812,697
Interbank loans	195,798	146,725	134,609	151,491	168,554	350,393	182,051	45,961
Leasing	694,733	720,424	754,572	764,408	787,287	810,598	836,268	879,731
Other outstanding loans	2,199,034	2,343,218	2,519,305	2,681,461	2,775,762	2,955,955	3,134,444	3,346,317
Past due loans	100,382	88,559	88,863	92,559	97,937	105,668	112,130	116,654
Contingent loans	933,590	1,030,589	963,463	1,022,687	1,010,376	1,115,134	996,156	1,191,280
Reserves	(149,112)	(147,582)	(160,879)	(174,064)	(200,021)	(211,113)	(221,070)	(232,766)
Total loans, net	10,587,861	11,005,488	11,256,859	11,614,895	12,008,146	12,330,042	12,579,251	13,236,215

DERIVATIVES	305,712	325,163	305,641	372,688	377,628	419,417	584,999	780,775

OTHER ASSETS
Bank premises and equipment	219,510	221,255	222,441	231,360	222,228	226,927	239,049	247,568
Foreclosed assets	13,815	12,778	14,373	15,775	12,641	11,222	13,667	12,868
Investments in other companies	6,600	6,642	6,941	6,654	7,026	5,707	49,140	6,736
Assets to be leased	24,263	20,754	23,619	30,293	27,572	40,271	5,847	58,420
Other	557,395	463,448	483,377	463,991	664,310	773,696	757,264	769,247
Total other assets	821,582	724,877	750,751	748,072	933,777	1,057,823	1,064,967	1,094,839

TOTAL ASSETS	14,470,395	15,206,926	14,625,894	14,843,439	15,533,424	16,213,081	16,755,562	18,222,729

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS -2006-2007
	2006				2007
Ch$ million nomnal pesos	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
	Reclassified

LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS
Noninterest bearing
Current accounts	1,481,426	1,572,712	1,487,518	1,663,414	1,676,370	1,721,326	1,717,638	1,984,910
Bankers´ drafts and other deposits	736,502	794,842	787,028	819,583	867,199	927,933	938,409	948,566
Total non-interest bearing deposits	2,217,928	2,367,553	2,274,546	2,482,997	2,543,569	2,649,259	2,656,047	2,933,476

Savings accounts and time deposits	6,264,072	6,645,164	6,816,812	6,909,335	7,280,989	7,343,069	7,273,063	7,887,880
Total deposits	8,482,000	9,012,717	9,091,358	9,392,332	9,824,557	9,992,328	9,929,110	10,821,356

OTHER INTEREST BEARING LIABILITIES
Chilean Central Bank borrowings
Credit lines for renegotiations of loans	6,120	5,752	5,487	5,080	4,605	4,307	4,151	3,972
Other Central Bank borrowings	124,311	166,067	184,147	134,417	237,241	102,145	269,096	142,370
Total Central Bank borrowings	130,431	171,819	189,634	139,497	241,846	106,452	273,247	146,342

Investments sold under agreements to repurchase	96,447	149,641	73,434	19,929	167,280	158,899	123,291	166,281

Mortgage finance bonds	621,469	592,837	560,334	530,206	509,697	484,368	473,283	434,275

Other borrowings
Bonds	448,214	562,778	559,165	565,653	562,285	747,098	980,497	1,225,007
Subordinated bonds	390,756	390,984	490,974	490,416	491,133	477,041	440,598	498,216
Borrowings from domestic financial institutions	0	3,590	3,777	0	0	0	4,822	0
Foreign borrowings	1,547,899	1,637,251	924,776	812,267	615,930	1,164,200	1,183,763	1,095,471
Other obligations	47,421	53,338	43,235	64,193	70,047	52,409	118,870	147,868
Total other borrowings	2,434,290	2,647,940	2,021,926	1,932,529	1,739,394	2,440,748	2,728,550	2,966,562
Total other interest bearing liabilities	3,282,637	3,562,237	2,845,328	2,622,161	2,658,217	3,190,467	3,598,371	3,713,460

DERIVATIVES	277,760	289,098	307,621	355,922	375,290	365,167	568,581	778,217

OTHER LIABILITIES
Contingent liabilities	934,634	1,031,766	964,924	1,024,048	1,012,880	1,116,959	997,259	1,190,353
Other	340,261	224,683	228,038	202,115	327,831	302,219	294,766	261,254
Minority interest	1,518	1,442	1,489	1,522	17,464	17,888	19,313	20,047
Total other liabilities	1,276,413	1,257,890	1,194,451	1,227,685	1,358,175	1,437,066	1,311,338	1,471,654

SHAREHOLDERS' EQUITY
Capital and reserves	1,087,152	940,206	962,424	959,757	1,244,996	1,075,377	1,110,290	1,129,395
Income for the period	64,434	144,779	224,713	285,582	72,189	152,676	237,872	308,647
Total shareholders' equity	1,151,586	1,084,985	1,187,137	1,245,339	1,317,185	1,228,053	1,348,162	1,438,042

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	14,470,395	15,206,926	14,625,894	14,843,439	15,533,424	16,213,081	16,755,562	18,222,729

SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS -2006-2007
	2006				2007
Ch$ million nomnal pesos	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
	Reclassified

CONSOLIDADTE INCOME STATEMENT

INTEREST REVENUE AND EXPENSE
Interest revenue	217,595	341,190	356,538	253,529	288,317	380,183	504,325	492,702
Interest expense	(91,706)	(167,941)	(180,320)	(116,630)	(132,425)	(188,020)	(261,570)	(257,896)
Net interest revenue	125,889	173,249	176,217	136,899	155,892	192,163	242,755	234,806
PROVISIONS FOR LOAN LOSSES	(25,471)	(21,760)	(36,277)	(39,514)	(36,331)	(45,214)	(46,010)	(54,856)
FEES AND INCOME FROM SERVICES
Fees and other services income	46,540	49,418	50,458	51,910	55,370	57,641	60,856	64,060
Other services expenses	(8,210)	(9,651)	(8,211)	(9,705)	(10,261)	(10,534)	(11,094)	(13,114)
Total fees and income from services, net.	38,330	39,767	42,247	42,205	45,109	47,107	49,762	50,946
NET RESULTS FROM FINANCIAL TRANSACTIONS
Net gains from trading and brokerage activities	43,308	39,291	(5,056)	22,772	15,492	(628)	(64,091)	(77,510)
Foreign exchange transactions, net	(19,997)	(29,750)	5,499	(4,460)	(5,262)	5,167	42,145	50,375
Net results from financial transactions	23,311	9,541	443	18,312	10,230	4,539	(21,946)	(27,135)
OTHER OPERATING RESULTS
Other operating income (loss), net	(7,770)	(9,133)	(8,188)	(7,869)	(10,537)	(11,298)	(11,966)	(11,612)
OPERATING EXPENSES
Personnel salaries and expenses	(34,005)	(39,132)	(38,468)	(48,118)	(37,664)	(42,879)	(45,831)	(49,721)
Administrative and other expenses	(25,836)	(27,607)	(27,563)	(29,943)	(28,604)	(30,354)	(31,633)	(30,956)
Depreciation and amortization	(9,076)	(9,888)	(9,650)	(10,000)	(9,833)	(10,585)	(12,148)	(12,477)
Total operating expenses	(68,917)	(76,626)	(75,680)	(88,061)	(76,101)	(83,818)	(89,612)	(93,154)
OTHER INCOME AND EXPENSES
Non-operating income (loss), net	(11,017)	(8,522)	6,270	9,055	1,052	5,613	2,507	628
Income attributable to investments in other companies	240	409	219	(82)	134	(728)	(635)	(92)
Losse s atributable to Minority interest	(65)	(19)	(28)	(41)	(541)	(282)	(890)	(342)
Total other income and expenses	(10,842)	(8,132)	6,460	8,932	645	4,603	982	194
LOSS FROM PRICE-LEVEL RESTATEMENT	2,781	(10,247)	(8,796)	2,480	(2,149)	(13,633)	(23,902)	(16,641)
INCOME BEFORE INCOME TAXES	77,311	96,659	96,427	73,384	86,758	94,449	100,063	82,548
Income taxes	(12,877)	(16,314)	(16,493)	(12,516)	(14,569)	(13,962)	(14,867)	(11,773)
NET INCOME	64,434	80,345	79,934	60,868	72,189	80,487	85,196	70,775

	2006				2007
Appendix	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07

Net interest income	125,889	173,249	176,217	136,899	155,892	192,163	242,755	234,806
Inflation hedge	1,527	(7,488)	(9,968)	3,030	(1,445)	(10,380)	(19,620)	(11,020)
Adjusted net interest income	127,416	165,761	166,249	139,929	154,447	181,783	223,135	223,786
Fee income	38,330	39,767	42,247	42,205	45,109	47,107	49,762	50,946
Core revenues	165,746	205,528	208,496	182,134	199,556	228,890	272,897	274,732
Provisions for loan losses	(25,471)	(21,760)	(36,277)	(39,514)	(36,331)	(45,214)	(46,010)	(54,856)
Core revenues net of provision expense	140,275	183,768	172,220	142,620	163,225	183,676	226,887	219,876
Net financial transactions (excl. hedge)	21,784	17,029	10,411	15,282	11,675	14,919	(2,326)	(16,115)
Other operating results, net	(7,770)	(9,133)	(8,188)	(7,869)	(10,537)	(11,298)	(11,966)	(11,612)
Gross operating income	154,289	191,664	174,443	150,033	164,363	187,297	212,595	192,149
Operating expenses	(68,917)	(76,626)	(75,680)	(88,061)	(76,101)	(83,818)	(89,612)	(93,154)
Net operating income	85,373	115,038	98,763	61,972	88,262	103,479	122,983	98,995

Loans
Total Loans	10,736,973	11,153,070	11,417,738	11,788,959	12,208,167	12,541,155	12,800,321	13,468,981
Individuals	4,371,655	4,611,707	4,866,924	5,087,387	5,214,822	5,376,224	5,576,602	5,846,856
SMEs	1,494,802	1,604,724	1,681,803	1,784,876	1,864,258	1,905,480	2,013,521	2,126,952
Total Retail	5,866,457	6,216,431	6,548,727	6,872,263	7,079,080	7,281,704	7,590,123	7,973,808
Instituional	183,052	196,268	196,322	200,173	192,168	191,410	198,446	209,916
Middle-markets	2,125,214	2,249,668	2,324,796	2,296,384	2,348,975	2,302,678	2,355,899	2,491,702
Corporate	1,427,656	1,310,135	1,237,508	1,220,631	1,376,704	1,280,267	1,452,592	1,534,098

Customer funds
Demand deposits	2,217,928	2,367,553	2,274,546	2,482,997	2,543,569	2,649,259	2,656,047	2,933,476
Time deposits	6,264,072	6,645,164	6,816,812	6,909,335	7,280,989	7,343,069	7,273,063	7,887,880
Total deposits	8,482,000	9,012,717	9,091,358	9,392,332	9,824,557	9,992,328	9,929,110	10,821,356
Mutual funds	1,752,278	1,813,195	1,904,069	2,092,193	2,283,807	2,577,630	2,867,438	2,634,461
Customer funds	10,234,278	10,825,912	10,995,427	11,484,525	12,108,364	12,569,958	12,796,548	13,455,817

Avg. balances
Avg. interest earnings assets	12,919,760	13,928,060	14,162,135	13,783,754	14,204,463	14,001,833	14,342,826	15,139,298
Avg. assets	14,590,205	16,621,549	15,818,726	16,392,905	15,334,086	16,525,206	16,862,705	17,832,557
Avg. non-interest bearing liabilities	1,776,033	1,856,259	1,805,267	1,859,557	2,077,301	2,185,216	2,203,374	2,226,485
Avg. equity	1,130,728	1,758,693	1,162,391	1,332,315	1,287,034	1,246,390	1,305,862	1,420,607

Capitalization
Risk weighted assets	10,107,478	10,769,595	11,068,534	11,222,348	11,741,425	11,851,230	12,364,773	13,087,642
Tier I	1,087,152	940,206	962,424	959,757	1,244,996	1,075,377	1,110,290	1,129,395
Tier II	361,713	372,999	458,466	458,546	470,099	467,469	440,432	473,037
Regulatory capital	1,448,865	1,313,205	1,420,890	1,418,303	1,715,095	1,542,846	1,550,722	1,602,432
BIS ratio	14.3%	12.2%	12.8%	12.6%	14.6%	13.0%	12.5%	12.2%

	2006				2007
Appendix	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07

Profitability & Efficiency
Net interest margin	3.9%	5.0%	5.0%	4.0%	4.4%	5.5%	6.8%	6.2%
Adjusted net interest margin	3.9%	4.8%	4.7%	4.1%	4.3%	5.2%	6.2%	5.9%
Efficiency ratio	38.3%	35.9%	35.9%	46.5%	37.9%	36.0%	34.7%	37.7%
Return on avg. equity	22.8%	18.3%	27.5%	18.3%	22.4%	25.8%	26.1%	19.9%
Return on avg. assets	1.8%	1.9%	2.0%	1.5%	1.9%	1.9%	2.0%	1.6%

Asset Quality
Cost of credit (prov. expense / loans)	0.95%	0.78%	1.27%	1.34%	1.19%	1.44%	1.44%	1.63%
PDL / total loans	0.93%	0.79%	0.78%	0.79%	0.80%	0.84%	0.88%	0.87%
Coverage ratio	148.5%	166.6%	181.0%	188.1%	204.2%	199.8%	197.2%	199.5%
Expected loss (Reserves / Loans)	1.39%	1.32%	1.41%	1.48%	1.64%	1.68%	1.73%	1.73%

Network
Branches	361	367	368	397	410	417	425	443
ATMS	1,395	1,443	1,479	1,588	1,635	1,744	1,808	2,004
Employees	7,583	7,782	8,029	8,184	8,691	8,913	9,057	9,174

Market information (period-end)
Net income per share (Ch$)	0.34	0.43	0.42	0.32	0.38	0.43	0.45	0.38
Net income per ADR (US$)	0.67	0.81	0.82	0.63	0.74	0.84	0.92	0.79
Stock price	22.1	20.8	23.5	24.8	25.9	25.2	24.8	24.5
ADR price	43.6	40.3	45.3	48.2	49.9	49.5	50.6	51.0
Market capitalization (US$mn)	7,908	7,317	8,207	8,735	9,045	8,985	9,172	9,248
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 1,039 shares)	181.4	181.4	181.4	181.4	181.4	181.4	181.4	181.4

Other Data
Quarterly inflation rate**	-0.33%	1.00%	1.38%	-0.35%	0.20%	1.00%	2.98%	2.31%
Exchange rate (Ch/US$) (period-end)	527.7	547.31	538.22	534.43	539.37	527.46	511.72	495.82

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

Date: Feb. 14, 2008	By:	/s/ Gonzalo Romero A.
Name: Gonzalo Romero A.
Title: General Counsel